Exhibit 99.2

BNY: PO BOX 505006, Louisville, KY 40233-5006

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matters!
Have your ballot ready and please use one
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SHL Telemedicine Ltd. Annual General Meeting of Shareholders
Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided
For Shareholders of record as of April 30, 2025
Wednesday, May 28, 2025 1:00 PM, Local Time
Ashdar Building - 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 5:00 PM, EST, May 22, 2025.

SHL Telemedicine Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on May 22, 2025)

The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SHL Telemedicine Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business on April 30, 2025, at the Company’s Annual General Meeting of Shareholders to be held on May 28, 2025, at 1:00 p.m. Israel time at the Company’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel.

NOTE:
Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright ©A9 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

SHL Telemedicine Ltd. Annual General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL		YOUR VOTE

1.	NON-VOTABLE
		FOR	AGAINST	ABSTAIN
2.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm;
		☐	☐	☐

3(a).	To approve the reelection of Professor Amir Lerman as a director, to serve until the next annual meeting of shareholders.	☐	☐	☐

3(b).	To approve the reelection of Ido Nouberger as a director, to serve until the next annual meeting of shareholders	☐	☐	☐

3(c).	To approve the reelection of Dr. Itamar Offer as a director, to serve until the next annual meeting of shareholders	☐	☐	☐

3(f).	To approve the reelection of Nir Rotenberg as a director, to serve until the next annual meeting of shareholders	☐	☐	☐

4.	To approve the payment of fees for consulting services to be provided to the Company by Dr. Itamar Offer (not in connection with his office as the Chairman of the Board).	☐	☐	☐

5.	To approve the payment of an annual cash bonus to Lior Haalman, the Company's Chief Financial Officer.	☐	☐	☐

		YES	NO
5(a).	Are you a "Controlling Shareholder"[1] or do you have a "personal benefit orother interest"[1] in the proposal?[2] If you checked "YES", please describe:	☐	☐

Footnotes:

[1] As such term is defined in the Israel Companies Law and as described in the Proxy Statement for the Annual General Meeting.

[2] In the event you either fail to check this box or mark "Yes" but fail to describe the nature of your personal benefit or other interest, your vote will not be counted.

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date